Exhibit (a)(1)(L)

FORM OF COMMUNICATION

FROM CHIEF FINANCIAL OFFICER TO ALL ELIGIBLE OPTION HOLDERS

From:	Thomas E. Gay III, Chief Financial Officer
Date:	September 10, 2009
Subject:	Announcement of Amendment to Tender Offer Material

I would like to provide those eligible option holders who received the Company’s Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Options on August 24, 2009 (the “Offer to Exchange”) an update to certain information contained therein and encourage those eligible employees who have not returned their election forms to do so as soon as possible.  Please read the information contained in this email carefully.  If you have any questions about this information or the Offer to Exchange and related materials, please contact Catherine Van Rhee or Terry Nyugen at (408) 957-9847 or send an email to OptionExchange @sdesigns.com.

Pursuant to Section 16 of the Offer to Exchange, we have amended Item 18 of the Offer to Exchange to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the period ended August 1, 2009, filed with the SEC on September 10, 2009.  In addition, we have amended and restated the information contained in Section 10 under the caption “Certain Financial Information” as follows:

Certain Financial Information

We have presented below selected consolidated financial data for Sigma.  In addition, we encourage you to review the financial information included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, an amendment to our annual report on Form 10-K/A for the fiscal year ended January 31, 2009 and our Quarterly Report on Form 10-Q for the period ended August 1, 2009, all of which are incorporated herein by reference.  Please see Section 18 (“Additional Information”) of this Offer for instructions on how you can obtain copies of our SEC filings.

	Quarter Ended August 1, 2009	Year Ended January 31, 2009	Year Ended February 2, 2008
	(unaudited)	(in thousands)
Consolidated Statements of Operations Data:
Net revenue	$51,283	$209,160	$221,206
Gross profit	$23,250	$100,554	$112,798
Net income	$4,800	$26,423	$70,209
Net income per share:
Basic	$0.18	$0.98	$2.73
Diluted	$0.18	$0.95	$2.46
	August 1, 2009	January 31, 2009	February 2, 2008
	(unaudited)	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$249,230	$90,845	$174,089
Total assets	$345,048	$330,947	$379,466
Current liabilities	$19,735	$18,481	$32,502
Total liabilities	$26,211	$25,697	$33,874
Total shareholders’ equity	$318,837	$305,250	$345,592

Book Value Per Share and Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Quarter Ended August 1, 2009	Year Ended January 31, 2009	Year Ended February 2, 2008

Pre-tax income	$4,697	$31,317	$63,083
Fixed charges:
Interest expense	0	2	29
Rentals-20%	80	298	195
Total Fixed Charges	80	300	224
Pre-tax income plus fixed charges	4,777	31,617	63,307
Ratio of earnings to fixed charges	59.71	105.39	282.62

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. In calculating the ratio of earnings to fixed charges, earnings consist of income before income tax plus fixed charges. Fixed charges consist of interest expense plus that portion of rental expense representative of the interest element.

Sigma’s book value per share as of August 1, 2009 was $11.91.  Book value per share is the value of our total shareholders’ equity divided by the number of our issued and outstanding common shares, which as of August 1, 2009 amounted to 26,763,706.

For information regarding the accounting consequences of our Offer, see Section 12.

The Company's offer to exchange certain eligible options for a lesser number of replacement option (the “Offer”) and your withdrawal rights expire at 9 P.M., US Pacific Time, on September 22, 2009, despite any contrary information on the cover page of the Offer to Exchange or otherwise.  Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Offer at anytime.  If we extend the Offer, we will publicly announce the extension no later than 9 A.M., US Pacific Time, on the next business day after the last previously scheduled or announced expiration date.   In addition, the Company would like to inform you that the forward-looking statement information contained on page 10 of the Offer to Exchange is not applicable to the Offer.

The changes described herein do not alter the financial terms of the Offer to Exchange and, other than as indicated herein, all other information in the Offer to Exchange remains unchanged.  This email is for informational purposes only and does not constitute an offer to exchange or solicitation of an offer to exchange Sigma options. The offer is only being made through a formal Offer to Exchange, a related Election Form and Withdrawal Form, and certain other related exhibits filed by Sigma with the SEC on August 24, 2009. Eligible options holders are urged to read these tender offer documents carefully before making a decision to participate in the Offer.